SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A(1)

Under the Securities Exchange Act of 1934

SIRIUS XM HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82968B103

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)         Note:  This statement constitutes Amendment No. 5 of the Report on Schedule 13D of the reporting person Liberty Media Corporation.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities only) Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,162,173,995 shares (1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,162,173,995 shares (1), (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,162,173,995 shares (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 57.5% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)              Sole voting power and dispositive power of such shares is held indirectly through control of wholly-owned subsidiaries of Liberty Media Corporation.

(2)              Includes 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Exchange Notes beneficially owned by the Reporting Person.

(3)              Based on shares of Common Stock outstanding as of October 24, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended year ended September 30, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM HOLDINGS INC.

This Report on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Holdings Inc., a Delaware corporation (the “Issuer”).  On November 15, 2013, Sirius XM Radio Inc., a Delaware corporation (“Radio”), reorganized its corporate structure (the “Reorganization”) whereby Radio became a direct, wholly owned subsidiary of the Issuer. As reported on the Issuer’s Form 8-K, dated November 15, 2013, in connection with the Reorganization, effective as of such date, the Issuer became the successor issuer to Radio, pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Pursuant to Rule 12g-3(a) under the Exchange Act, the shares of the Issuer’s Common Stock, as successor issuer, are deemed registered under Section 12(b) of the Exchange Act.

The Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) with respect to the Issuer and its predecessor by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, as amended by Amendment No. 1 filed with the Commission on May 10, 2013, Amendment No. 2 filed with the Commission on October 15, 2013, Amendment No. 3 filed with the Commission on January 3, 2014, and Amendment No. 4 filed with the Commission on March 17, 2014 (together, the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended Statement on Schedule 13D/A constitutes Amendment No. 5 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.  Except as set forth herein, the Liberty Schedule 13D is unmodified.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is supplemented by adding the following thereto:

As of October 28, 2014, the Reporting Person beneficially owns 3,162,173,995 shares of Common Stock (including 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Exchange Notes beneficially owned by the Reporting Person), which represent 57.5% of the shares of Common Stock deemed outstanding (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended). The number of shares deemed outstanding is based upon (x) 5,494,443,257 shares of Common Stock outstanding as of October 24, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.  John C. Malone, Gregory B. Maffei and Even D. Malone beneficially own 267,141 shares, 465,816 shares and 12,265 shares of Common Stock, respectively, as of the date hereof, which, with respect to Messrs. Maffei and Evan D. Malone, consists of solely of stock options exercisable within the next 60 days.

On November 14, 2013 and April 25, 2014, the Reporting Person sold back to the Issuer an aggregate 136,600,826 shares of Common Stock pursuant to the Stock Repurchase Agreement.

Item 6.                     Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On October 28, 2014, Liberty SIRI Marginco, LLC, a wholly-owned special purpose subsidiary of the Reporting Person (the “Borrower”), prepaid all outstanding loans under the margin loan agreement, dated as of April 30, 2013, with Merrill Lynch International, as administrative agent and calculation agent, Bank of America, N.A., as a lender, and Citibank, N.A., as a lender (the “2013 Loan Agreement”).  The 2013 Loan Agreement was then terminated.

Also on October 28, 2014, the Borrower entered into a margin loan agreement (the “2014 Loan Agreement”) with Bank of America, N.A., as administrative agent and calculation agent, and Bank of America, N.A., Credit Suisse AG, Cayman Islands Branch, Credit Agricole Corporate and Investment Bank, and BNP Paribas, Dublin Branch, as lenders. The 2014 Loan Agreement permits the Borrower, subject to certain funding conditions, to borrow up to $1.0 billion, consisting of a $250 million term loan and up to $750 million on a revolving credit basis. On October 28, 2014, $250 million in loans (the $250 million term loan) were made to the Borrower under the 2014 Loan Agreement, with $750 million in revolving commitments still available for future loans. The maturity date of all loans under the 2014 Loan Agreement is October 28, 2015. The net proceeds of the term loan were used to repay the outstanding loans under the 2013 Loan Agreement.  Future borrowings under the 2014 Loan Agreement may be distributed to the Reporting Person for general corporate purposes, which may include the purchase of margin stock.

The Borrower’s obligations under the 2014 Loan Agreement are fully and unconditionally guaranteed by Liberty (the “Liberty Guaranty”) and secured by a first priority lien on a basket of publicly traded common stocks beneficially owned by Liberty (through the Borrower), including shares of Common Stock. The Borrower pledged 150,000,000 shares of Common Stock as of the closing date under the 2014 Loan Agreement.  It is permitted to pledge a maximum number of shares of Common Stock equal to the lesser of (i) 1,293,488,380 shares and (ii) 27% of the shares of Common Stock then outstanding based on public filings of the Issuer as determined by the calculation agent.  Shares of Common Stock beneficially owned by Liberty that are not pledged to secure loans under the 2014 Loan Agreement are subject to a negative pledge under the 2014 Loan Agreement and the Liberty Guaranty, except that Liberty may enter into financing or hedging transactions (including derivative transactions) secured by an aggregate number of shares (that are not otherwise pledged under the 2014 Loan Agreement) not in excess of 712,000,000 shares of Common Stock so long as the Borrower amends the 2014 Loan Agreement to include defaults, events of defaults, early termination events and collateral triggers included in any such transaction that would permit foreclosure or early liquidation of the shares secured thereby.

If the Borrower defaults on its obligations under the 2014 Loan Agreement or Liberty defaults on its obligations under the Liberty Guaranty, then the lenders can declare all borrowings outstanding under the 2014 Loan Agreement, with accrued interest, to be immediately due and payable, and if the Borrower and Liberty are unable to pay such amounts, the lenders may foreclose on the pledged stock and any other collateral that then secures the Borrower’s obligations under the 2014 Loan Agreement. Prior to any foreclosure, the Borrower has sole voting rights with respect to all pledged shares of Common Stock.

Borrowings under the 2014 Loan Agreement bear interest at a per annum rate equal to LIBOR plus a spread varying based on the common stocks pledged to secure borrowings. The Borrower may prepay all loans under the 2014 Loan Agreement at any time, subject to certain notice requirements and an early termination premium if the Borrower prepays all or any portion of the term loan on or before July 28, 2015.

The 2014 Loan Agreement requires mandatory prepayments or the posting of additional collateral upon the occurrence of certain events that are customary for loans of this type. The 2014 Loan Agreement contains various affirmative and negative covenants that restrict the activities of the Borrower. It does not include any financial covenants. It also contains events of default that are customary for loans of this type.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2014	LIBERTY MEDIA CORPORATION

	By:	/s/ Craig Troyer
Craig Troyer
Vice President and Deputy General Counsel